4

                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 16th Floor
                        New York, New York 10281-1008

June 12, 2006

Via Electronic Transmission
Vincent J. Di Stefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:         Initial Registration Statements on Form N-1A for:
            Oppenheimer Rochester Arizona Municipal Fund
            333-132778 and 811-21877
            Oppenheimer Rochester Maryland Municipal Fund
            333-132779 and 811-21878
            Oppenheimer Rochester Massachusetts Municipal Fund
            333-132781 and 811-21879
            Oppenheimer Rochester Michigan Municipal Fund
            File Nos. 333-132782 and 811-21880
            Oppenheimer Rochester Minnesota Municipal Fund
            333-132783 and 811-21881
            Oppenheimer Rochester North Carolina Municipal Fund
            333-132784 and 811-21882
            Oppenheimer Rochester Ohio Municipal Fund
            File Nos. 333-132785 and 811-21883, and
            Oppenheimer Rochester Virginia Municipal Fund
            333-132785 and 811-21883

Dear Mr. DiStefano:

         We have reviewed your comments, provided during our conference call of earlier today, on Pre-Effective Amendment No. 1, filed with the Commission on June 2, 2006 (the "Amendment"), to the registration statements on Form
N-1A (the "Registration Statements") for Oppenheimer Rochester Michigan
Municipal Fund and Oppenheimer Rochester Ohio Municipal Fund.  We address only your comments provided during today's call, and our responses below are for each of the funds listed above (the "Funds").  However, we are seeking effectiveness for only the Oppenheimer Rochester Michigan Municipal Fund and the Oppenheimer Rochester Ohio Municipal Fund at this time.(.)

      For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions used in the Amendment and defined terms have the meanings defined therein.

PROSPECTUS

What Do the Funds Mainly Invest in?

SEC Comment:  Clarify that when the Funds invest in derivatives that are not contractually required to cash-settle, the Funds will cover open positions by setting aside liquid assets equal to the contracts' full, notional value.

Response:  The following disclosure regarding segregation of assets has been added under "Risks in Using Derivative Investments":

    When the Funds invest in certain derivatives, for example, inverse floaters with "shortfall" agreements (as discussed below) and swaps, the Funds must segregate cash or readily marketable short-term debt instruments in an amount equal to the obligation.

SEC Comment:  Clarify how much each Fund may invest in municipal securities backed by the revenues of any project, such as hospital, road or tobacco settlement bonds?  If a Fund may invest 25% or more in such a project, please identify each project and disclose the risks attendant with investing in it.

Response:  The Funds currently do not have any intention of investing more than 25% of its net assets in municipal securities backed by the revenues of any one project.  Additionally, we note that each Fund is governed by its policy that it cannot invest more than 25% of its net assets in any one industry.  This policy is consistent with Item 4(b), Instruction 4 of Form
N-1A (a fund concentrates by investing "more than" 25% of a Fund's net assets in a particular industry).

SEC Comment:  Confirm that should the Funds loan securities constituting as much as 25% of the value of each Fund's assets in the future, the Funds will first sticker the prospectus and Statement of Additional Information.

Response:  We confirm that should securities lending become a principal investment strategy of the Funds in the future, the Funds will first sticker the prospectus and Statement of Additional Information accordingly.

Fees and Expenses

SEC Comment:  Please remove the paragraph discussing management fees and footnotes from between the fee table and Example and insert them immediately after the Example.

Response:  The disclosure has been revised accordingly.

Buying Through a Dealer

SEC Comment:  Clarify whether orders placed with a dealer prior to 4:00 p.m.
on a particular day will receive that day's offering price.

Response:  The paragraph with the subheading "Buying Through a Dealer" has been replaced with the following:

    Buying Through a Dealer. If you buy shares through an authorized dealer, your dealer must receive the order by the close of the NYSE (normally 4:00 p.m.). If your order is received on a day when the NYSE is closed or after it is closed, the order will receive the next offering price that is determined.

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Restrictions

SEC Comment:  Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Funds'
fundamental policies on investing in real estate and commodities and underwriting.

Response:  We have added the following disclosure to the section "Other
Investment Restrictions - Does the Fund Have Additional Fundamental
Policies?":

    [t]he Investment Company Act requires each Fund to adopt a fundamental policy regarding investments in real estate.  Although each Fund is not expected to invest in real estate, to the extent consistent with each Fund's investment objective and its policies, a
    Fund would be permitted to invest in debt securities secured by real estate or interests in real estate, or issued by companies, including real estate investment trusts, that invest in real estate or interests in real estate.  Although unlikely, it is possible that a
    Fund could, as a result of an investment in debt securities of an issuer, come to hold an interest in real estate if the issuer defaulted on its debt obligations.

SEC Comment:  Please disclose that a Fund may not concentrate 25% or more of its investments in any one industry or group of industries.

Response:  The disclosure has been revised to indicate that a Fund may invest more than 25% of its assets in a "group of industries," consistent with
Section 8(b)(1)(E) of the Investment Company Act.

The Funds' current policy states that each Fund cannot invest "more than 25%"
of its net assets in any one industry, consistent with Item 4(b), Instruction
4 of Form N-1A (a fund concentrates by "investing more than 25% of a Fund's net assets in a particular industry") (emphasis added).  We have not changed the disclosure to refer to "25% or more" of a Fund's assets since, consistent with Form N-1A and prior interpretations of the SEC staff, we believe that a
Fund can invest exactly 25% of its assets in an industry and not be deemed to be concentrated in that industry.  For example, although no longer in effect, former Guide 19 to Form N-1A stated that "[i]t is the position of the staff that investment . . . of more than 25 percent of the value of a registrant's assets in any one industry represents concentration."

      The Fund is filing a pre-effective amendment reflecting these changes and has requested acceleration of the effective date only for Oppenheimer
Rochester Michigan Municipal Fund and Oppenheimer Rochester Ohio Municipal
Fund at this time.

      The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions you may have regarding the Amendment or this letter to Nancy Vann at 212-323-089.

                                          Sincerely,

                                          /s/ Taylor V. Edwards
                                          Taylor V. Edwards
                                          Assistant Vice President and
                                          Assistant Counsel

cc:  Board I Board of Trustees
     Ronald M. Feiman, Esq.
     Douglas E. McCormack, Esq.
     Phillip S. Gillespie, Esq.
     Nancy S. Vann, Esq.
     Dennis Hess
     Scott Huebl
     Gloria LaFond
     Michael Keogh
     Randy Legg, Esq.
     Brian Petersen
     Brian Wixted
     Robert Zack, Esq.